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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 9)(1)

                            TRANSMEDIA NETWORK, INC.

                                (Name of Issuer)

                     Common Stock, $.02 Par Value Per Share

                         (Title of Class of Securities)

                                   893767-10-3

                                 (CUSIP Number)

                            Stephen P. Farrell, Esq.
                           Morgan, Lewis & Bockius LLP

                       101 Park Avenue, New York, NY 10178
            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                                November 6, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:   / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 73 Pages)

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CUSIP No. 893767-10-3                 13D                     Page 2 of 73 Pages
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1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Melvin Chasen

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
                                                                        (b)  / /
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      N/A

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or (e)                                                    / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

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                           7   SOLE VOTING POWER

                               0

    NUMBER OF
       SHARES              8   SHARED VOTING POWER
  BENEFICIALLY
     OWNED BY                  1,100,981
       EACH
    REPORTING              9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                   0

                           10  SHARED DISPOSITIVE POWER

                               1,100,981


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,100,981 (includes immediately exercisable stock options to purchase 251,250 shares)

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 10.5%*

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14    TYPE OF REPORTING PERSON

      IN

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* Based on 10,189,956 Common Shares of the Issuer outstanding on November 6,
  1997.


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CUSIP No. 893767-10-3                 13D                     Page 3 of 73 Pages
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                  The Amendment No. 8 to Statement on Schedule 13D (the
"Schedule 13D") filed with the Securities and Exchange Commission on February
10, 1993 by Melvin Chasen is hereby amended and supplemented by this Amendment No. 9 to Schedule 13D as follows:

Item 1. Security and Issuer

                  The securities to which this statement relates are shares of common stock, par value $.02 per share (the "Common Stock"), of Transmedia Network Inc., a Delaware corporation (the "Issuer").

                  The principal executive offices of the Issuer are located at 11900 Biscayne Boulevard, Miami, Florida 33181.

Item 2. Identity and Background

                  Mr. Chasen is currently employed as the President, Chairman of the Board, Chief Executive Officer and a Director of the Issuer. Correspondence should be directed to: Melvin Chasen, c/o Transmedia Network Inc., 11900 Biscayne Boulevard, Miami, Florida 33181.

                  During the last five years Mr. Chasen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  Not Applicable.

Item 4. Purpose of Transaction

                  On November 6, 1997, the Issuer, entered into a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") with Samstock, L.L.C., a Delaware limited liability company, and Transmedia Investors, L.L.C., a Delaware limited liability company (the "Purchaser"), providing for the sale to the Purchaser of (i) 2,500,000 newly issued shares (collectively, the "Shares") of Common Stock (the "Common Stock") which, upon issuance, will represent approximately 19.7% of the Common Stock, and (ii) warrants (the "Warrants") to purchase an additional 1,200,000 shares of Common Stock.

                  Pursuant to the Stock Purchase Agreement, four of the current members of the Issuer's Board of Directors will resign and not stand for re-election to the Board. They will be succeeded by two directors who are to be proposed by the Purchaser and two independent directors who are

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CUSIP No. 893767-10-3                 13D                     Page 4 of 73 Pages
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to be nominated subject to approval of the Purchaser and the Issuer. In addition, Melvin Chasen (the "Reporting Person"), the Chairman of the Board, President and Chief Executive Officer, will lead a committee (which will include a representative of the Purchaser) to search for a successor chief executive officer.

                  The Warrants have a term of five years, are not transferable without the consent of the Issuer, and have customary anti-dilution provisions. One-third of the Warrants have an exercise price of $6.00 per share, another third of the Warrants have an exercise price of $7.00 per share and the final third of the Warrants have an exercise price of $8.00 per share.

                  As a condition to the Issuer in the Purchaser's execution of the Stock Purchase Agreement, the Purchaser required that the Reporting Person and Iris Chasen, his spouse, (collectively, the "Stockholders") enter into an Agreement Among Stockholders (the "Stockholders Agreement"), dated as of November 6, 1997, pursuant to which the Stockholders granted the Purchaser a proxy to vote their shares and a right of first refusal on sales of their shares, subject to certain conditions. The Purchaser also has the right to require the Stockholders to sell their shares on the same terms as the Purchaser in certain circumstances. The Purchaser agreed to vote all shares over which it has voting control in favor of the election of the Reporting Person to the Issuer's Board of Directors, as long as (i) the Stockholders own at least 950,000 shares of Common Stock of the Issuer, and (ii) the Purchaser is entitled to designate one or two directors of the Issuer under the Investment Agreement.

                  The Purchaser also required that the Stockholders enter into a Stockholder Cooperation Agreement, pursuant to which they agreed to vote their Shares in favor of the proposals which are to be submitted to the Issuer's stockholders for approval pursuant to the Stock Purchase Agreement.

                  The Stock Purchase Agreement, the Stockholders Agreement and the Stockholder Cooperation Agreement are exhibits to this Amendment No. 9 to
Schedule 13D. The foregoing summary of material terms of these documents is qualified in its entirety by reference to these exhibits.

Item 5. Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated as follows:

                  (a) The Reporting Person is the beneficial owner of 1,100,981 shares of Common Stock. The shares beneficially owned by the Reporting Person include (i) 139,600 shares owned by a family partnership for which the Reporting Person exercises voting and investment authority, (ii) currently exercisable options to purchase 135,000 shares of Common Stock at an exercise price of $4.8333 per share, which options were granted outside the 1987 Stock Option and Rights Plan (the "1987 Plan"), and expire in May 2002, (iii) currently exercisable options to purchase 67,500 shares of Common

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CUSIP No. 893767-10-3                 13D                     Page 5 of 73 Pages
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Stock at an exercise price of $7.445 per share, which options were granted outside the 1987 Plan, and expire in September 1998, (iv) currently exercisable options to purchase 33,750 shares of Common Stock at an exercise price of $15.00 per share, which options were granted under the 1987 Plan and expire in March 2004, and (v) currently exercisable options to purchase 15,000 shares of Common Stock at an exercise price of $12.25 per share, which options were granted under the 1987 Plan, are exercisable and expire in March 2005. Does not include (i) options to purchase 46,250 shares, which were granted under the 1997 and 1996 Plans and are not exercisable with 60 days of, (ii) 200,778 shares held by Iris Chasen, the wife of Reporting Person or (iii) 81,000 shares held by Reporting Person three adult children, all as to which Reporting Person disclaims beneficial ownership.

                  (b) Number of shares of Common Stock as to which the Reporting Person has:

                           (i) Sole power to vote or direct the vote: 0.

                           (ii) Shared power to vote or direct the vote:
                  1,100,981 Shares of Common Stock. By virtue of the voting proxy granted in favor of the Purchaser under the terms of the Agreement Among Stockholders, described in item 4 and a Stockholder Cooperation Agreement, also described above in item 4, the Reporting Person may be deemed to have shared power to vote or to direct the vote of the Reporting Person's 1,100,981 shares.

                           (iii) Sole power to dispose or to direct the
                  disposition of: 0

                           (iv) Shared power to dispose or to direct the
                  disposition of: 1,100,981 share of Common Stock, 251,250 of which may be acquired upon exercise of presently exercisable options. By virtue of the shared power to dispose of or to direct the disposition of the Issuer's beneficially owned shares under the Stockholders Agreement.

                  (c) Except as described in this Statement of this Schedule 13D, the Reporting Person had no transactions in Common Stock of the Issuer during the last 60 days.

                  (d) The Reporting Person has sole right to receive dividends on the 1,100,981 shares of Common Stock beneficially owned by the Reporting as described in Item 5 of this Schedule 13D.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to

        Securities of The Issuer

                  Except as disclosed in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

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CUSIP No. 893767-10-3                 13D                     Page 6 of 73 Pages
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Exhibit 1         Stock Purchase and Sale Agreement, dated as of November 6,
                  1997, among Samstock, L.L.C., Transmedia Investors, L.L.C. and Transmedia Network Inc.

Exhibit 2 Agreement Among Stockholders, dated as of November 6, 1997, among Samstock, L.L.C., Transmedia Investors, L.L.C., Melvin Chasen and Iris Chasen and Transmedia Network Inc.

Exhibit 3 Stockholder Cooperation Agreement, dated as of November 6, 1997, among Transmedia Investors, L.L.C., Samstock, L.L.C. and Melvin Chasen and Iris Chasen.

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CUSIP No. 893767-10-3                 13D                     Page 7 of 73 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 1997

                                              /s/ Melvin Chasen
                                              ----------------------------------
                                              Melvin Chasen

              The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs this statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 10001).

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                                INDEX TO EXHIBITS
                                -----------------

Exhibit Number    Description                                         Page
--------------    -----------                                         ----

      1           Stock Purchase and Sale Agreement                     9

      2           Agreement Among Stockholders                         57

      3           Stockholder Cooperation Agreement                    68

                                       -8-